UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  The Alpine Group, Inc.

Title of Class of Securities:  Common Stock, $.01 par value.

CUSIP Number:  020825105

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                      Craig A. Drill
               c/o Craig Drill Capital L.P.
                     767 Fifth Avenue
                 New York, New York  10153

  (Date of Event which Requires Filing of this Statement)

                         11/18/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig A. Drill


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         1,116,300

9.  Sole Dispositive Power




10. Shared Dispositive Power

         1,116,300


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,116,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.20%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital, L.L.C.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         AF


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         1,116,300

9.  Sole Dispositive Power




10. Shared Dispositive Power

         1,116,300


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,116,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.55%


14. Type of Reporting Person*

         CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  020825105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Craig Drill Capital L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  Sole Voting Power




8.  Shared Voting Power

         1,116,300

9.  Sole Dispositive Power




10. Shared Dispositive Power

         1,116,300


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,116,300


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         6.55%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13D is being filed on behalf of Mr. Craig Drill, Craig Drill Capital, L.L.C. and Craig Drill Capital L.P. to report a material change in their beneficial ownership of the Common Stock of The Alpine Group, Inc. ("AGI").


Item 1.  Security and Issuer

         No change.



Item 2.  Identity and Background

         No change.



Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are deemed to beneficially own

         1,116,300 shares of common stock (the "Common

         Shares").  The Common Shares were purchased in open

         market transactions at an aggregate cost of

         $10,961,562.11.

         The funds for the purchase of the Common Shares

         were obtained from the working capital of the

         Partnership which, in the normal course of its

         business, was comprised of the Partnership's equity

         contributed by the limited partners and the general

         partner, and earnings from the Partnership's operations. No leverage was used to purchase the

         Common Shares.



Item 4.  Purpose of Transaction

         No change.



Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Drill, the L.L.C. and

         the Partnership are deemed to be the beneficial

         owners of 1,116,300 Common Shares.  Based on

         information recently provided by management of AGI,

         there are believed to be 17,037,007 Common Shares

         of AGI outstanding.  Therefore, Mr. Drill, the

         L.L.C. and the Partnership are deemed to

         beneficially own 6.55% of the outstanding Common

         Shares.  Each of Mr. Drill, the L.L.C. and the

         Partnership share the power to vote, direct the

         vote, dispose of or direct the disposition of all

         Common Shares of which they are deemed to

         beneficially own.

         A description of the Partnership's transactions in

         the Common Shares over the past 60 days appears in

         Exhibit A.

Item 6.  Contracts, Arrangements, Understandings of
         Relationships With Respect to Securities of the Issuer

         No change.



Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Transactions Effected During the Last

         60 Days

Signature

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



November 26, 1997


                             /s/ Craig A. Drill
                             Craig A. Drill

                             Craig Drill Capital L.L.C.

                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member


                             Craig Drill Capital L.P.

                             By: Craig Drill Capital L.L.C.,
                                    its general partner


                             By:/s/ Craig A. Drill
                                  Craig A. Drill
                                  Managing Member

                                                        EXHIBIT A


          Transactions Effected During the Last 60 Days

Trade Date    Transaction    Number of Shares  Price per Share

10/13/97          Buy           12,000             15.125
10/17/97          Buy           14,800             14.375
10/20/97          Buy           10,500             14.563
10/21/97          Buy            7,300             15.125
10/22/97          Buy           16,200             15.123
10/27/97          Buy            3,300             14.250
11/04/97          Buy            2,200             15.125
11/05/97          Buy            9,000             15.901
11/07/97          Buy            2,400             16.500
11/10/97          Buy            8,600             17.125
11/11/97          Buy           23,000             17.000
11/14/97          Buy           33,000             16.528
11/17/97          Buy           22,000             17.114
11/18/97          Buy           30,000             17.125






























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